



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 6-K**

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2003 Commission File No.: 1-11796

# MASONITE INTERNATIONAL CORPORATION

(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)



**PREMDOR INC.**
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**MASONITE INTERNATIONAL CORPORATION**

Date: April 7, 2003



By::

Name: Harley Ulster
Title: Executive Vice-President and Secretary

EXHIBIT INDEX

| Exhibit | Description of Exhibit |
| --- | --- |
| 99.1 | 2002 Annual Report |

EXHIBIT 99.1



Masonite International Corporation



2002 ANNUAL REPORT



Masonite's primary objective is to increase shareholder value by pursuing strategic growth through focusing on one product line – doors – and expanding in all significant markets throughout the world. With manufacturing facilities in twelve countries and sales worldwide, Masonite has continuously expanded through start-ups and acquisitions. It has increased



sales in both domestic and export markets through innovative merchandising and marketing initiatives that emphasize quality, value and service. As demand for building products increases outside North America, Masonite's manufacturing, merchandising and sales expertise position it to become the leading door company in the world.

## CONTENTS



*Vous pouvez vous procurer une version française de ce rapport au siège social de la société à Toronto.*

## ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Friday, May 2nd, 2003, starting at 10:00 a.m. in the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada

MASONITE INTERNATIONAL CORPORATION IS A PUBLIC COMPANY INCORPORATED IN CANADA. ITS COMMON SHARES TRADE ON THE NEW YORK STOCK EXCHANGE (SYMBOL:MHM), AND THE TORONTO STOCK EXCHANGE (SYMBOL:MHM).

MASONITE INTERNATIONAL CORPORATION IS A UNIQUE, INTEGRATED, GLOBAL BUILDING PRODUCTS COMPANY WITH ITS CORPORATE HEADQUARTERS IN MISSISSAUGA, ONTARIO AND ITS INTERNATIONAL ADMINISTRATIVE OFFICES IN TAMPA, FLORIDA. IT OPERATES OVER 70 FACILITIES IN 12 COUNTRIES IN NORTH AMERICA, SOUTH AMERICA, EUROPE, ASIA AND AFRICA AND HAS OVER TWELVE THOUSAND EMPLOYEES. THE COMPANY SELLS ITS PRODUCTS TO CUSTOMERS IN OVER 50 COUNTRIES.

## FINANCIAL HIGHLIGHTS

| *(U.S. dollars in thousands, except per share data)* | **2002** | 2001 |
|---|---|---|
| Sales | **$ 1,619,516** | $ 1,421,602 |
| Net income for the year[1] | **$ 89,543** | $ 39,460 |
| Shareholders' equity | **$ 552,441** | $ 405,222 |
| Book value per common share | **$ 10.34** | $ 7.91 |
| Net income per share, basic[1] | **$ 1.70** | $ 0.84 |
| Net income per share, diluted[1] | **$ 1.65** | $ 0.84 |
| Average common shares outstanding | **52,628,000** | 46,807,000 |

## QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

*(U.S. dollars in thousands, except per share data)*

| | First Quarter | | Second Quarter | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| Sales | **$ 380,571** | $ 320,079 | **$ 415,457** | $ 360,585 |
| Net income for the period | **$ 16,112** | $ 8,660 | **$ 22,046** | $ 13,098 |
| Net income per share for the period, basic[2] | **$ 0.31** | $ 0.20 | **$ 0.42** | $ 0.30 |
| Net income per share for the period, diluted[2] | **$ 0.30** | $ 0.20 | **$ 0.41** | $ 0.30 |
| | Third Quarter[1] | | Fourth Quarter | |
| | **2002** | 2001 | **2002** | 2001 |
| Sales | **$ 427,680** | $ 362,933 | **$ 395,808** | $ 378,005 |
| Net income for the period | **$ 29,176** | $ 3,849 | **$ 22,209** | $ 13,853 |
| Net income per share for the period, basic[2] | **$ 0.55** | $ 0.08 | **$ 0.42** | $ 0.27 |
| Net income per share for the period, diluted[2] | **$ 0.53** | $ 0.08 | **$ 0.40** | $ 0.27 |

[1] Net income for 2002 includes a net gain on refinancing of $2,990 and 2001 includes debt extinguishment costs of $17,370.

[2] The sum of basic and diluted earnings per share for the four quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

2002 financial results exclude goodwill amortization.

## SUMMARY OF SELECT FINANCIAL INFORMATION

| *(U.S. dollars in thousands, except per share data)* | **2002**[2] | 2001[2] | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Sales | **$ 1,619,516** | $ 1,421,602 | $1,291,775 | $1,139,804 | $ 952,425 |
| Gross profit | **$ 365,308** | $ 266,675 | $ 216,101 | $ 209,404 | $ 156,935 |
| Operating profit | **$ 165,938** | $ 107,537 | $ 81,668 | $ 86,168 | $ 59,361 |
| Interest | **$ 43,767** | $ 32,456 | $ 23,629 | $ 18,222 | $ 15,727 |
| Net income | **$ 89,543** | $ 39,460 | $ 37,571 | $ 43,783 | $ 30,792 |
| Net income per share, basic | **$ 1.70** | $ 0.84 | $ 0.86 | $ 1.02 | $ 0.80 |
| Net income per share, diluted | **$ 1.65** | $ 0.84 | $ 0.85 | $ 1.00 | $ 0.78 |
| | | | | | |
| Current assets | **$ 583,506** | $ 628,042 | $ 430,925 | $ 363,372 | $ 305,002 |
| Property, plant and equipment | **$ 711,601** | $ 614,216 | $ 321,397 | $ 289,254 | $ 229,408 |
| Total assets | **$ 1,462,791** | $ 1,442,286 | $ 830,506 | $ 713,548 | $ 578,157 |
| Current liabilities | **$ 285,375** | $ 339,368 | $ 179,664 | $ 196,345 | $ 119,779 |
| Long-term debt | **$ 498,000** | $ 591,419 | $ 291,787 | $ 194,114 | $ 189,156 |
| Shareholders' equity | **$ 552,441** | $ 405,222 | $ 319,828 | $ 305,225 | $ 262,421 |
| Working capital | **$ 298,131** | $ 288,674 | $ 251,261 | $ 167,027 | $ 185,223 |
| Current ratio | **2.04** | 1.85 | 2.40 | 1.85 | 2.55 |
| Debt to equity ratio[1] | **0.89** | 1.66 | 0.99 | 0.80 | 0.71 |

[1] Interest bearing debt net of cash.

[2] Net income for 2002 includes a net gain on refinancing of $2,990 and 2001 includes debt extinguishment costs of $17,370. 2002 financial results exclude goodwill amortization.

## PRESIDENT'S MESSAGE



Philip S. Orsino
*President and*
*Chief Executive Officer*

ON JANUARY 1, 2002, PREMDOR INC. BECAME MASONITE INTERNATIONAL CORPORATION. IN ITS FIRST FULL YEAR AS A NEW, COMBINED ENTERPRISE, THE COMPANY REALIZED THE BENEFITS OF STRONG SALES AND MARKETING RESOURCES AND SUPERIOR MANUFACTURING AND TECHNOLOGICAL CAPABILITIES.

DURING THE TWELVE-MONTH PERIOD, THE COMPANY ACHIEVED RECORD SALES AND EARNINGS. IT REPAID A SIGNIFICANT AMOUNT OF DEBT, REALIZED SAVINGS AS PLANNED AND INCURRED NO UNUSUAL COST ITEMS OR RESTRUCTURING CHARGES.

***Operating Results*** Sales for 2002 were $1.62 billion, up 14% from $1.42 billion in 2001. Organic growth accounted for more than half of the increase in sales.

Net income for 2002 was $89.5 million compared to $39.5 million in 2001. Earnings per share were $1.70 compared to $.84 in 2001. Net income excluding non-recurring items was $85.2 million in 2002 and earnings per share were $1.62 compared to $50.3 million and $1.07, respectively, for the same period in the previous year.

Substantial free cash flow was used to pay down approximately $188 million of interest-bearing debt resulting in a December 31, 2002 debt to equity ratio of 0.89:1 compared to 1.66:1 a year earlier. The Company's debt to equity ratio is now comparable to the ratio before the purchase of Masonite Corporation.

The refinancing of senior secured bank debt and early repayment of long-term debt resulted in a significant interest rate reduction. Capital expenditures were kept on plan at $43.5 million.

*Increasing Capacity* Adding manufacturing capacity and increasing our worldwide presence strengthens Masonite's leadership position in the global marketplace. During the year, the Company completed the acquisition of the remaining 50% of the shares not previously owned of Fibramold S.A., in Chile, and Premdor Mexico S.A., in Mexico, from Forestal Terranova S.A. of Chile. Fibramold is a state-of-the-art wood composite molded door facing manufacturing facility serving the South American market and exporting to Masonite's North American interior door plants. Premdor Mexico is a modern door manufacturing plant that produces interior and exterior doors for domestic and export markets. Both companies have changed their names to Masonite.

As well, Masonite purchased an interest in Sacopan Inc., of Quebec. Sacopan is a new facility that manufactures wood composite molded door facings. It is strategically located to export its products worldwide and will provide additional capacity to Masonite's plants.

*Marketing Strategy* The Masonite name has been internationally recognized and respected for more than 75 years. In 2002, the Company successfully launched and executed an aggressive marketing campaign repositioning the Masonite brand as the umbrella brand for all our products. Print advertising in professional and consumer magazines and television commercials leveraged the strength of the Masonite name and built product awareness.

As well, the Company released a full line product catalogue and integrated the sales forces for both interior and exterior doors. These efforts underline Masonite's dedication to continuous improvement in our capability to service both our retail and wholesale customers.

*Technological Edge* A commitment to research and development, and to state-of-the-art technology, puts Masonite at the forefront of our industry. In 2002, the Company developed two new series of high design interior and exterior doors. The products were unveiled at the International Builders' Show, the largest builders' show in the world, in Las Vegas in February, 2003. Masonite's strategy of continually expanding and diversifying our product offering, and developing leading edge products and processes, builds the Company's reputation as a world-recognized innovator.

*Our Global Workforce* With 12,000 employees working in over 70 facilities in 12 countries, Masonite International's global workforce is the backbone of our operations. We rely on the dedication of our employees and thank them for the pride they take in their work and in serving our customers.

Given the Company's commitment to strong corporate governance, we acknowledge our Directors' continued support and wise counsel.

***Long-term Shareholder Value*** In 2002, excluding non-recurring items Masonite International achieved a 51% increase in year over year earnings per share. The Company's internal sales grew at a high rate, cost savings were realized and the balance sheet was strengthened significantly through repayment of debt, much of it related to the acquisition of Masonite Corporation in 2001.

As the benefits of our new enterprise continue to strengthen the Company, Management's focus for the future is clearly on continued growth, continued margin improvement, continued debt reduction and continued improvement in shareholder value.



Philip S. Orsino
*President and Chief Executive Officer*

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION HAS BEEN PREPARED BY MANAGEMENT AND IS A REVIEW OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS BASED UPON CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. ALL AMOUNTS ARE IN UNITED STATES DOLLARS UNLESS SPECIFIED OTHERWISE.

THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES. NOTE 17 TO THOSE STATEMENTS DESCRIBES DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

***Overview of the Business*** Masonite International Corporation ("Masonite International" or "the Company") is the combination of one of the world's largest door manufacturers with one of the world's largest manufacturers of door components. This combination occurred on August 31st, 2001 with the acquisition of Masonite Corporation ("Masonite"), a leading manufacturer of door components, by Premdor Inc. ("Premdor"). On January 1st, 2002 Premdor changed its name to Masonite International Corporation.

**Consolidated Sales**
*(millions)*


$1750
1500
1250
1000
750
500
250
$ 0
98
99
00
01
02

Masonite International Corporation is primarily engaged in the manufacture and merchandising of doors, door components and door entry systems for sale to the home improvement and home construction markets. Masonite International operates over 70 facilities in 12 countries and has over 12,000 employees. The Company sells its products to distributors, jobbers, home centre chains and wholesale and retail building supply dealers worldwide.

The market demand for building products is determined by various factors including general economic conditions, interest rates, levels of unemployment, consumer confidence and the availability of credit. These factors influence the demand for building products used in both new residential and commercial construction and, to a lesser extent, affect building products usage in





home renovation, remodeling and repair. The pace of existing home sales also affects the demand for building products used in home renovation, remodeling and repair. A significant and growing portion of the Company's sales of doors, door components and door entry systems are used for home improvement and repair projects.

*Masonite Acquisition* On August 31st, 2001 Masonite International completed the largest acquisition in its history with the purchase of Masonite for $427.3 million. An agreement with the U.S. Department of Justice that permitted the acquisition required a post-closing divestiture of Masonite's Towanda, Pennsylvania molded door facing facility. The net assets of this facility were included as part of "Assets held for sale" on the balance sheet at December 31, 2001. The Towanda facility was sold on March 29, 2002. In accordance with accounting guidelines in effect at that time, no gain or loss was recorded on the sale of this facility. The Masonite acquisition was recorded using the purchase method of accounting. Consequently, Masonite's operating results were included in the Company's financial statements from the date of acquisition. Operating results in 2001 and 2002 exclude any results relating to the Towanda facility.


EBITDA before
non-recurring items
(millions)
$225
200
175
150
125
100
75
50
25
$ 0
98
99
00
01
02

*Results of Operations* Consolidated sales in 2002 increased 13.9%, or $197.9 million, to approximately $1.62 billion from sales of $1.42 billion in 2001. This represents the highest level of revenue ever reported by the Company. Over the last five years the Company's revenues have doubled through a combination of acquisitions, gains in market share and new product introductions. The Masonite acquisition completed on August 31, 2001 accounted for approximately 45% of increased sales in 2002. Increased unit volume at existing facilities primarily accounted for the balance of the year over year sales increase. Revenue from customers in Masonite International's two principal geographic markets, North America and Europe, was approximately 81% and 19%, respectively, in 2002 compared to approximately 83% and 17% in 2001. The proportion of the Company's sales in North America decreased slightly from 2001 primarily because a larger percentage of the incremental sales from the Masonite acquisition were derived from customers outside North America. The proportion of revenues from interior and exterior products was approximately 66% and 34%, respectively, in 2002 compared to 65% and 35% in 2001. The slight increase of interior product revenues is due to the inclusion of a full year of revenues from the Masonite acquisition which consist entirely of interior product sales.

Cost of sales, expressed as a percentage of sales, was 77.4% in 2002, a decrease from 81.2% in 2001. The decrease in cost of sales, as a percentage of revenues, was primarily attributable to the following factors:

- Operating results in 2001 included only four months of operations from the newly acquired Masonite business. The facilities acquired in the acquisition generally achieve higher operating margins than the Company's historical operating margins;
- An improvement in efficiencies in the Company's existing (pre-acquisition) operations;
- Realization of benefits from integrating the Company's recently acquired door facing facilities with its door manufacturing plants.

**Earnings per share by Quarter**


$.55
.50
.45
.40
.35
.30
.25
.20
.15
.10
$ 0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
01
02

Selling, general and administrative expenses as a percentage of sales increased in 2002 to 9.5% from 8.7% in 2001. The increase in the percentage is primarily because the majority of sales of the acquired Masonite operations are internal to other Company operating units and therefore are eliminated upon consolidation, whereas, the related incremental selling, general and administrative costs from the acquired Masonite operations are not eliminated upon consolidation. In addition, increases in marketing costs were incurred to promote the Masonite brand and product awareness in North America.

Increasingly the investment and banking industries calculate and analyze the performance of a company using an EBITDA measurement. The calculation of EBITDA* as a percentage of sales for Masonite International over the last five years is as follows:

| 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|
| 13.0% | 10.1% | 8.5% | 9.6% | 8.1% |

* Earnings before interest, gain (loss) on refinancing, income taxes, depreciation and amortization and non-controlling interest.

With the acquisition of Masonite, management believed that the benefits to be achieved through vertical integration by combining Premdor and Masonite were substantial. At the end of 2001, management set a target of earning a 14% EBITDA margin by the end of 2004. This target represented approximately a 40% improvement over the previous highest annual EBITDA ratio earned by the Company. Masonite International earned a 13.0% EBITDA margin in 2002. Management continues to believe that a 14% margin can be attained by the end of 2004.

Depreciation and amortization expense increased $9.5 million in 2002 to $44.9 million from $35.4 million in 2001. This is slightly higher than the $43.5 million that was estimated in the 2001 Management Discussion and Analysis. The rise in depreciation and amortization is principally due to including for a full year in 2002 the additional fixed assets acquired as part of the Masonite acquisition on August 31, 2001, as well as capital expenditure programs undertaken during 2002 and 2001.

Interest expense increased approximately $11.3 million in 2002. The increase in financing costs is largely due to additional bank debt incurred to finance both the Masonite acquisition and growth in the Company's operations.

**Net Income before non-recurring items**
*(millions)*


$90
75
60
45
30
15
$ 0
98
99
00(2)
01(1)
02(1)

(1)Net income excluding the after-tax effect of gain (loss) on refinancing.
(2)Net income excluding $9.5 million writedown.

Debt extinguishment costs of $17.4 million were incurred in 2001. This charge was principally the result of the early repayment of $150 million of senior unsecured notes. Repayment of the notes was a requirement of the new bank financing agreement undertaken to complete the Masonite acquisition.

The Company realized a net gain of $3.0 million in the third quarter of 2002 on a further refinancing of its debt. This net gain was comprised of two components, a $20.6 million gain on early extinguishment of Masonite International's $125.6 million subordinated long-term debt that was settled for $105.0 million, less a $17.6 million write off of financing fees associated with amending the Company's senior secured credit facility. The agreement amending the Company's senior secured credit facility that permitted the early retirement of the subordinated debt also reduced interest rates on the facility beginning August 1, 2002. The weighted average effective interest rates at December 31, 2002 and 2001 on the Company's outstanding interest-bearing indebtedness were approximately 6.2% and 7.4%, respectively. Assuming no significant rise in short-term interest rates nor completion of any significant acquisitions in 2003, Masonite International's interest costs are estimated to decline to approximately $34.0 million from the $43.8 million incurred in 2002.

Masonite International's effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland. The combined effective rate of 22.3% in 2002 was relatively unchanged from the effective rate in 2001. However, excluding the income tax effect from refinancing charges in 2002, the Company's combined effective income



tax rate was 24.3%. The slightly higher income tax rate in 2002 is due to more taxable income being earned in higher rate jurisdictions than in 2001. Management expects the Company's combined effective income tax rate in 2003 to be approximately 24% to 26%.

The Company's 2002 net income increased approximately $50.0 million to $89.5 million ($1.70 per share) from $39.5 million in 2001 ($0.84 per share). Masonite International's 2002 net income is a record level of profitability for the Company and is approximately double the next highest level of net income reported in 1999. Basic earnings per share of $1.70 in 2002 and $0.84 in 2001 are calculated using the weighted average number of shares outstanding for the year of 52.6 million and 46.8 million, respectively. Calculations of diluted earnings per share of $1.65 in 2002 and $0.84 in 2001 reflect the dilution effect from the assumed exercise of options where the exercise price was lower than the average market price of the common shares for the reporting period. Approximately 3.7 million share options with an exercise price lower than the average market price were outstanding at December 31, 2002 at prices ranging from $5.26 to $14.11 per share. There were approximately 1.7 million share options with an exercise price below the average market price outstanding at December 31, 2001 at prices ranging from $5.04 to $6.90. Additional information on the Company's stock option plan is contained in Note 8 of the Consolidated Financial Statements.

The cumulative unrealized foreign currency translation loss of $0.7 million as at December 31, 2002, which is a component of shareholders' equity, almost completely reversed during 2002 from a $37.4 million accumulated unrealized loss in the account at the previous year end. The reduction in this balance during 2002 was primarily the result of the strengthening of the euro and the U.K. pound sterling compared to the Company's reporting currency, the U.S. dollar. There was a corresponding net increase of approximately $36.7 million of the translated value of the Company's net investment in the assets and liabilities of self-sustaining European operations.

***Liquidity and Capital Resources***

CAPITAL STRUCTURE COMPOSITION (%) *As at December 31*

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Shareholders' equity | 45.4% | 33.1% | 47.0% |
| Non-controlling interest | 2.3 | 2.3 | 3.3 |
| Short-term debt | 0.3 | 8.6 | 2.3 |
| Long-term debt* | 43.9 | 40.0 | 44.9 |
| Subordinated long-term debt | – | 9.6 | – |
| Future income taxes | 8.1 | 6.4 | 2.5 |
| | 100.0% | 100.0% | 100.0% |

* Includes current portion of long-term debt



Historically, the Company has funded its growth through a combination of cash generated from operations, long-term bank debt and other borrowings, and by the periodic issuance of common shares.

During 2001 the Company raised additional common share equity and negotiated new debt agreements to complete the acquisition of Masonite.

In August 2001, 7.15 million common shares were issued for net cash proceeds of $63.2 million. A $685 million banking facility, consisting of a $100 million long-term revolving bank loan of credit and three term loans that total $585 million, was finalized on August 31, 2001. As part of the acquisition of Masonite, $113.5 million of unsecured subordinated notes were issued to the vendor that carried an interest rate of 11.25%.

**Total Assets**
*(millions)*


$1,500
1,250
1,000
750
500
250
$ 0
98
99
00
01
02

As previously noted, the Company amended its senior credit facility in the third quarter of 2002. The amended senior credit facility now consists of a $100 million long-term revolving bank loan and two term loans that total $550 million. Approximately $504 million of the two term loans is outstanding at December 31, 2002. The terms of the banking facility are contained in Note 7 of the Consolidated Financial Statements.

Maintaining significant levels of liquidity and cash flow are important components of the Company's financial strategy. During 2002, Masonite International used $152.3 million of cash generated from operations, the cash proceeds from asset sales of $103.1 (primarily the Towanda facility sale) and the issuance of common shares for $10.1 million to fund net additions to property, plant and equipment of $43.5 million, repay $188.0 million of debt, fund acquisitions of $16.0 million and undertake additional other investing activities of $21.9 million.

The Company's working capital ratio increased to 2.04:1.0 at December 31, 2002 from 1.85:1.0 at December 31, 2001. The increase in the ratio is primarily attributable to the reduction of $100 million of bank term debt that was repaid from the proceeds of asset sales. This bank term debt had been classified as bank indebtedness and formed part of current liabilities at December 31, 2001.



Revolving bank credit lines are maintained to ensure short-term availability of funds. Masonite International and its subsidiaries had approximately $121 million of revolving bank credit facilities established at December 31, 2002. Approximately $3.8 million of the Company's $21 million of current revolving bank lines was utilized at the end of 2002 and was classified as current bank indebtedness. Nothing was drawn at December 31, 2002 on the Company's $100 million long-term revolving bank loan. The Company also had cash on hand of $47.6 million as at December 31, 2002.

Information on the Company's debt maturities is disclosed in Note 7 of the Consolidated Financial Statements. The aggregate amount of long-term debt repayment required over the next five years is approximately $225 million as at December 31, 2002 compared to $153 million at December 31, 2001. The increase in the required debt repayment of $72 million is from the inclusion for the first time of $106 million of bank term loan debt that is due December 31, 2007. Scheduled repayments of the Company's senior secured bank term facility over the next five years are approximately $196 million. Additional repayment of bank term loans may be required depending upon the generation of excess cash flow as defined in the credit agreement.

**Interest bearing debt to equity ratio***


2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0
98
99
00
01
02

*Interest bearing debt, net of cash, divided by shareholders' equity.

One of the Company's principal objectives during 2002 was to repay a significant amount of the debt outstanding at December 31, 2001. It was Masonite International's intention to reach an interest bearing debt to equity ratio of 1.0:1.0 by or before December 31, 2004. We are pleased to report that debt reduction primarily from the application of cash generated from operations and from asset sales during 2002 was sufficient to achieve an interest bearing debt to equity ratio of 0.89:1.0 at December 31, 2002 from 1.66:1.0 at December 31, 2001. The Company has set a new goal of reaching a debt to equity ratio of 0.6:1.0 by or before December 31, 2004. Management anticipates that cash flow from operations will provide the funds to repay the remaining bank term loans at their respective maturity dates.

Masonite International's debt has been rated below investment grade by Moody's and S&P as Ba2 and BB, respectively, with a stable outlook. It is the Company's intention to obtain investment grade status from both rating agencies at the earliest opportunity. Achievement of investment grade status should permit Masonite International to continue to improve borrowing terms.





Robert V. Tubbesing
*Vice President and*
*Chief Financial Officer*

Management believes that its current cash balance plus cash flows from operations are sufficient to fund its near-term working capital and other investment needs.

***Capital Investment*** Additions to property, plant and equipment in 2002 were $43.5 million compared to $30.5 million in 2001. This is slightly higher than the range of $35 million to $40 million that was estimated in the 2001 Management Discussion and Analysis. The increase of $13.0 million is primarily from including the acquired Masonite facilities for the full year in 2002. Capital expenditures in 2002 consisted primarily of purchases of manufacturing machinery and equipment. The Company continues to invest in its manufacturing operations to increase productivity, improve customer service and introduce new products.

Capital expenditures in 2003 are expected to range from $40 million to $45 million. Depreciation expense on plant and equipment increased to $42.4 million in 2002 from $29.6 million in 2001 due to the Masonite acquisition and the capital expenditure programs in 2002 and 2001. Depreciation for 2003 is estimated to be in a range of $47 million to $48 million.

***Business Risks and Uncertainties*** Masonite International's strategic focus is to expand and strengthen its core business of the manufacture and sale of doors and door components. A market strategy that specializes in a relatively narrow product line in the building products industry may amplify the risks inherent in the general effect of economic cycles on residential construction and remodeling. The Company has addressed this risk by broadening its customer base within various markets and by expanding market coverage through geographic diversification. During the 1990's, the Company acquired numerous facilities in France and the United Kingdom. The completion of the Masonite acquisition has added operations in Ireland, South Africa and South Korea. The Company's 2002 annual sales outside North America exceeded $250 million.

The Masonite International group of companies obtains labor and certain raw materials locally, denominated primarily in their respective domestic currencies. Other raw materials are imported and prices are often quoted in U.S. dollars or in the domestic currency in the country where the facility operates. The Company and most of its subsidiaries sell a significant portion of their products within their respective domestic markets at domestic market selling prices. In situations where import or export commitments are undertaken, the Company or its subsidiaries may periodically enter into foreign exchange contracts to manage and reduce the risk associated with foreign currency fluctuations. Gains and losses on such contracts offset losses and gains on transactions being hedged. The amount of foreign exchange contracts matches estimated foreign



currency risks over a specified period of time. The amount of foreign exchange contracts outstanding at December 31, 2002 are described in Note 1(m) of the Consolidated Financial Statements. Also described in Note 1(p) of the Consolidated Financial Statements is an accounting guideline issued by the Canadian Institute of Chartered Accountants in November 2001 which established new criteria for hedge accounting that will apply to all hedging relationships in effect for fiscal years commencing on or after July 1, 2003. The Company's policy is not to utilize financial instruments for trading or speculative purposes. Masonite International intends to ensure that all current hedging relationships will be documented in order to meet the new hedge accounting criteria prior to January 1, 2004.

The Company's Consolidated Financial Statements are reported in U.S. dollars. However, Masonite International derives approximately 31% of its sales from customers outside the United States. The sales and operating results from non-U.S. Masonite International entities are transacted and reported in various local currencies, principally Canadian dollars, U.K. pound sterling and euros. The Company's consolidated operating results may be affected by a significant movement in the exchange rates of these various currencies compared to the U.S. dollar.

Management believes that the Company presently does not face a material foreign currency risk.

Almost 100% of the Company's interest-bearing debt outstanding at December 31, 2002 carried a floating interest rate. In the normal course of business Masonite International is exposed to changes in short-term interest rates that create uncertainty and variability in its cash flows. To mitigate this exposure, in September 2001 the Company entered into a five-year interest rate swap agreement converting a notional $250 million of floating rate debt into fixed rate debt that currently bears interest at 7.96%. In August 2002, another five-year interest rate swap agreement was executed converting an additional $75 million of amortizing floating rate debt into a fixed rate debt at 5.72%. After giving effect to these interest rate swaps, approximately 40% of the Company's outstanding interest bearing debt carries a floating interest rate and the other 60% is effectively at fixed rates. Management believes that these interest rate swaps are highly effective in achieving their economic purpose. However, under U.S. GAAP such instruments are required to be marked-to-market regardless of the economic effectiveness of the hedging relationship and can result in reconciling differences between Canadian and U.S. GAAP.

**Sources of Cash** *Fiscal Year 2002*


Issue of Common Shares 1%
Net income from Operations 19%
Issue of long-term debt 67%
Proceeds from sale of assets 13%

**Uses of Cash** *Fiscal Year 2002*


Repayment of long-term Debt 78%
Other 3%
Purchase of fixed assets 5%
Acquisitions 2%
Current debt 12%



Certain commodity components used in the manufacture of doors and door components periodically experience significant changes in price or availability. If material cost increases are persistent, there is no assurance that Masonite International will be able to sufficiently increase its selling prices. In recent years, the Company has responded to fluctuating prices and decreasing availability of certain materials by seeking sources for similar components from other geographic regions, developing or purchasing substitute alternative materials and raising selling prices on various products in certain markets.

The geographic breadth of the Company's facilities subjects it to environmental laws, regulations and guidelines in a number of countries. Such laws, regulations and guidelines relate to, among other things, the discharge of contaminants into water and air and onto land, the storage and handling of certain regulated materials used in the manufacturing process, and the disposal of wastes.

**Shareholders' Equity** *(millions)*


$600
500
400
300
200
100
$ 0
98
99
00
01
02

The Company's efforts to ensure environmental compliance include the review of its existing operations on an ongoing basis by its own environmental staff and on a selective basis by external environmental consultants. In addition, environmental assessments are conducted as part of Masonite International's due diligence review prior to completion of acquisitions.

Masonite International has not incurred any significant costs relating to environmental matters in prior years. Future expenditures required to comply with any changes in environmental requirements are anticipated to be undertaken as part of the Company's ongoing capital investment program that is primarily designed to improve the efficiency of various manufacturing processes.

Masonite International provides credit to its customers in the normal course of business. The Company performs credit evaluations of its customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's expectations. Masonite International does not generally require collateral. The Company's credit risk is minimized by undertaking transactions with a large number of customers in various countries. Masonite International's credit risk is further minimized through the use of trade credit insurance.

***Accounting Policies*** In August 2001, The Canadian Institute of Chartered Accountants ("The CICA") issued accounting guidelines on "Goodwill and Other Intangible Assets".



Beginning January 1, 2002, Masonite International ceased amortizing goodwill that was acquired before July 1, 2001. In accordance with the new guidelines, the Company performed transitional and annual impairment tests that indicated that there was no impairment of goodwill or other intangibles. The amount of goodwill amortized in the Company's 2001 consolidated statement of income was $4.8 million. Further discussion of this accounting guideline is contained in Note 1(f) of the Consolidated Financial Statements.

In accordance with provisions of the accounting guidelines, goodwill acquired as part of the Masonite acquisition on August 31, 2001 was not amortized during the four-month period ended December 31, 2001.

Effective January 1, 2002 the Company adopted new CICA guidelines regarding stock-based compensation and other stock-based payments. This guideline established new standards for the recognition, measurement and disclosure of stock-based compensation. The guideline requires additional disclosure for options granted to employees but did not require any change to the Company's existing accounting policy for the granting of stock options to employees. Additional details on this new accounting guideline are contained in Notes 1(n) and 8 to the Consolidated Financial Statements.

In February 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees. This guideline requires that a guarantor disclose significant information about certain types of guarantees. The Company does not anticipate that this new guideline will have a significant effect on its accounting or disclosure.

There were also certain other new pronouncements issued by the CICA and the Financial Accounting Standards Board in the United States that are described more fully in Notes 1(p) and 17 to the Consolidated Financial Statements. The adoption of these other guidelines is not expected to have a significant effect on the Company's accounting policies or disclosure practices.

***Forward-Looking Statements*** This Annual Report contains a number of "forward-looking statements". All statements, other than statements of historical fact, included in this Annual Report that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future are forward-looking statements. They are based on certain assumptions and analyses made by the Company considering its experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other government regulation; and other factors.

## QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

*(U.S. dollars in thousands, except per share data)*

| | First Quarter | | Second Quarter | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| Sales | **$ 380,571** | $ 320,079 | **$ 415,457** | $ 360,585 |
| Net income for the period | **$ 16,112** | $ 8,660 | **$ 22,046** | $ 13,098 |
| Net income per share for the period, basic[2] | **$ 0.31** | $ 0.20 | **$ 0.42** | $ 0.30 |
| Net income per share for the period, diluted[2] | **$ 0.30** | $ 0.20 | **$ 0.41** | $ 0.30 |
| | Third Quarter[1] | | Fourth Quarter | |
| | **2002** | 2001 | **2002** | 2001 |
| Sales | **$ 427,680** | $ 362,933 | **$ 395,808** | $ 378,005 |
| Net income for the period | **$ 29,176** | $ 3,849 | **$ 22,209** | $ 13,853 |
| Net income per share for the period, basic[2] | **$ 0.55** | $ 0.08 | **$ 0.42** | $ 0.27 |
| Net income per share for the period, diluted[2] | **$ 0.53** | $ 0.08 | **$ 0.40** | $ 0.27 |

[1] Net income for 2002 includes a net gain on refinancing of $2,990 and 2001 includes debt extinguishment costs of $17,370.

[2] The sum of basic and diluted earnings per share for the four quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

2002 financial results exclude goodwill amortization.

## CONSOLIDATED STATEMENTS OF INCOME

| *Years ended December 31, 2002 and 2001 (In thousands of United States dollars, except earnings per share)* | 2002 | 2001 |
|---|---|---|
| Sales | $1,619,516 | $1,421,602 |
| Cost of sales | 1,254,208 | 1,154,927 |
| | 365,308 | 266,675 |
| Selling, general and administration expenses | 155,072 | 123,218 |
| Income before the undernoted | 210,236 | 143,457 |
| Depreciation and amortization | 44,855 | 35,403 |
| Interest | 43,767 | 32,456 |
| (Gain) loss on refinancing, net (note 7(a)) | (2,990) | 17,370 |
| Other (income) expense | (557) | 517 |
| Income before income taxes and non-controlling interest | 125,161 | 57,711 |
| Income taxes (note 13) | 27,951 | 12,933 |
| Non-controlling interest | 7,667 | 5,318 |
| Net income | $ 89,543 | $ 39,460 |
| Earnings per share (note 15): | | |
| Basic | $ 1.70 | $ 0.84 |
| Diluted | $ 1.65 | $ 0.84 |

*See accompanying notes to consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

| *Years ended December 31, 2002 and 2001 (In thousands of United States dollars)* | 2002 | 2001 |
|---|---|---|
| Retained earnings, beginning of year | $ 206,311 | $ 166,851 |
| Net income | 89,543 | 39,460 |
| Retained earnings, end of year | $ 295,854 | $ 206,311 |

*See accompanying notes to consolidated financial statements.*

## CONSOLIDATED BALANCE SHEETS

| *December 31, 2002 and 2001 (In thousands of United States dollars)* | | 2002 | 2001 |
|---|---|---|---|
| Assets | *Current assets:* | | |
| | Cash | $ 47,644 | $ 40,611 |
| | Accounts receivable | 197,927 | 201,765 |
| | Inventories (note 3) | 293,878 | 256,689 |
| | Income taxes recoverable | – | 2,138 |
| | Prepaid expenses | 11,289 | 12,055 |
| | Current future income taxes (note 13) | 32,768 | 20,479 |
| | Assets held for sale (note 2) | – | 94,305 |
| | | 583,506 | 628,042 |
| | *Property, plant and equipment* (note 4) | 711,601 | 614,216 |
| | *Goodwill* | 124,001 | 117,407 |
| | *Other assets* (note 5) | 36,569 | 79,815 |
| | *Long-term future income taxes* (note 13) | 7,114 | 2,806 |
| | | $1,462,791 | $1,442,286 |

| Liabilities and Shareholders' Equity | | 2002 | 2001 |
|---|---|---|---|
| | *Current liabilities:* | | |
| | Bank indebtedness (note 6) | $ 3,830 | $ 105,377 |
| | Accounts payable and accrued liabilities | 241,292 | 217,814 |
| | Income taxes payable | 4,671 | – |
| | Current portion of long-term debt (note 7(a)) | 35,582 | 16,177 |
| | | 285,375 | 339,368 |
| | *Long-term debt* (note 7(a)) | 498,000 | 473,703 |
| | *Subordinated long-term debt* (note 7(b)) | – | 117,716 |
| | *Long-term future income taxes* (note 13) | 98,744 | 78,152 |
| | *Non-controlling interest* | 28,231 | 28,125 |
| | *Shareholders' equity:* | | |
| | Share capital (note 8) | 257,325 | 236,262 |
| | Retained earnings | 295,854 | 206,311 |
| | Cumulative translation adjustments (note 10) | (738) | (37,351) |
| | | 552,441 | 405,222 |
| | Commitments (note 11) | | |
| | Contingencies (note 12) | | |
| | | $1,462,791 | $1,442,286 |

*See accompanying notes to consolidated financial statements.*

*On behalf of the Board:*





*Peter A. Crossgrove*
*Director*

*Philip S. Orsino*
*Director*

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| *Years ended December 31, 2002 and 2001. (In thousands of United States dollars)* | | 2002 | 2001 |
|---|---|---|---|
| *Cash provided by (used in):* | | | |
| *Operating activities:* | Net income | $ 89,543 | $ 39,460 |
| | Items not involving cash: | | |
| | Depreciation and amortization | 44,855 | 35,403 |
| | Accretion of interest (note 7(b)) | 7,840 | 4,255 |
| | Gain on refinancing, net | (2,990) | – |
| | (Gain) loss on disposal of property, plant, and equipment | (458) | 166 |
| | Equity from investments, net | (557) | 517 |
| | Future income taxes | 12,044 | 12,291 |
| | Non-controlling interest | 7,667 | 5,318 |
| | | 157,944 | 97,410 |
| | Cash provided by (reinvested in) working capital: | | |
| | Accounts receivable | 11,538 | (2,745) |
| | Inventories | (30,967) | 10,406 |
| | Income taxes | 7,551 | (20,921) |
| | Prepaid expenses | 877 | (2,952) |
| | Accounts payable and accrued liabilities | 5,397 | (6,874) |
| | | 152,340 | 74,324 |
| *Financing activities:* | Increase (decrease) in bank and other indebtedness | (101,547) | 87,890 |
| | Proceeds from issuance of common shares | 10,082 | 63,700 |
| | Proceeds from issuance of long-term debt | 550,000 | 485,000 |
| | Repayment of long-term debt | (636,462) | (300,381) |
| | | (177,927) | 336,209 |
| *Investing activities:* | Proceeds from sale of assets | 103,095 | 572 |
| | Additions to property, plant and equipment | (43,503) | (30,538) |
| | Acquisitions (note 2) | (15,991) | (313,874) |
| | Other investing activities | (21,924) | (23,399) |
| | | 21,677 | (367,239) |
| *Net foreign currency translation adjustment* | | 10,943 | (6,561) |
| *Increase in cash* | | 7,033 | 36,733 |
| *Cash, beginning of year* | | 40,611 | 3,878 |
| Cash, end of year | | $ 47,644 | $ 40,611 |

*Supplemental cash flow information* (note 14)

*See accompanying notes to consolidated financial statements.*

## Notes to Consolidated Financial Statements

*Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)*

On January 1, 2002, Premdor Inc. changed its name to Masonite International Corporation (the "Company"). Its primary business activity is the manufacture and sale of doors, door components and door entry systems.

**1. Significant accounting policies:**

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, as disclosed in note 17. A summary of the significant accounting principles adopted by the Company is as follows:

*(a) Principles of consolidation:*
The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

*(b) Cash:*
Cash includes cash equivalents which are short-term highly liquid investments with original maturities of three months or less.

*(c) Inventories:*
Raw materials are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

*(d) Investments:*
Long-term investments over which the Company has significant influence are recorded on the equity basis. The investments include the Company's share of undistributed earnings since acquisition and are reduced by the Company's share of dividends paid. Equity income is included in other income on the consolidated statements of income.

*(e) Property, plant and equipment:*
Property, plant and equipment are stated at cost. Depreciation is provided on the carrying values of buildings and equipment by the straight-line method based on the estimated useful lives as follows:

| | |
|---|---|
| Buildings | 20 - 40 years |
| Machinery and equipment | 5 - 25 years |

Improvements and extraordinary repairs that extend the life of an asset are capitalized; other repairs and maintenance are expensed. When assets are retired or otherwise disposed of, their carrying values and accumulated depreciation are removed from the accounts.

Effective January 1, 2002, the Company adopted on a prospective basis new guidance relating to long-lived asset impairment measurement and standards for the recognition, measurement and disclosure of the impairment of long-lived assets held and used. The new standard requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)*

**1. Significant accounting policies: (continued)**

Specified criteria must be met for classifying an asset as held-for-sale. In addition, assets classified as held-for-sale which must be measured at the lower of their carrying amounts or fair value, less costs to sell. The adoption of this new guidance had no impact on the Company in fiscal 2002, other than certain reclassifications of assets held for sale to property, plant and equipment (note 2).

(f) *Goodwill:*

The Company uses the purchase method of accounting for all business combinations. Goodwill acquired in business combinations completed after June 30, 2001 is not amortized. Prior to that date, goodwill was amortized to income over a period of 7 to 40 years. The Company evaluates all business combinations for intangible assets that should be recognized and reported apart from goodwill. Shares issued in business combinations are measured using an average share price for a reasonable period before and after the date the terms of the acquisition are agreed and announced.

Effective January 1, 2002, the Company has applied the above standards to all business combinations completed prior to June 30, 2001. No adjustment to the carrying value of goodwill was required as a result of a transitional goodwill impairment test conducted January 1, 2002 and no reclassification from goodwill to intangibles was required on that date.

The Company evaluates the recoverability of the carrying value of goodwill annually or when changes in circumstances indicate the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. Fair values of reporting units are estimated using an income approach. If the carrying amount exceeds fair value, there is impairment in goodwill. Any impairment in goodwill is measured by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and comparing the notional goodwill from the fair value allocation to the carrying value of the goodwill.

If this new standard had been applied January 1, 2001 the elimination of the amortization of goodwill would have increased net income by $0.07 per share, basic and diluted to $42,656 ($0.91 per share, basic and diluted). Accumulated amortization of goodwill as of December 31, 2001 was $12,382.

The Company has completed the annual impairment test for its reporting units and has determined that there is no impairment of goodwill.

*(g) Deferred Charges:*
Deferred charges primarily represent deferred financing costs and are amortized over the term of the loan.

*(h) Future income taxes:*
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

*(i) Employee future benefits:*
With the acquisition in 2001 described in note 2, the Company assumed a defined benefit pension plan and other employee post-retirement benefits covering certain employees.

Earnings are charged with the cost of benefits earned by employees as services are rendered. The cost reflects management's best estimates of the pension plans' expected investment yields, wage and salary escalation, mortality of members, terminations and the ages at which members will retire. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service lives of the members. The average remaining service life of the members is 13 years for the pension plan and 14 years for the other employee post retirement benefits plan.

Assets are valued at fair value for the purpose of calculating the expected return on plan assets.

The difference between pension cost, determined on an accounting basis, and the funding of pension costs, as required by regulatory authorities, gives rise to a timing difference in the recognition of pension expense, which appears on the consolidated balance sheets as deferred pension asset. (Note 5)

The Company is responsible for continuing to provide health care and life insurance benefits for certain retired employees. The amount of the accumulated post-retirement benefits obligation has been actuarially determined and benefit costs are charged against the obligation as incurred.

*(j) Earnings per share:*
Basic earnings per share are computed by dividing net earnings by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share, except that the weighted average number of shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares are calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)*

**1. Significant accounting policies: (continued)**

(k) *Currency translation:*

The accounts of certain self-sustaining foreign operations of the Company are maintained in functional currencies other than the U.S. dollar. Assets and liabilities have been translated into U.S. dollars at exchange rates prevailing at the end of the year and results of operations at the average exchange rates for the year. Unrealized exchange gains and losses arising on the translation of the financial statements of the Company's non-U.S dollar functional currency operations are accumulated in the cumulative translation adjustments account in shareholders' equity.

(l) *Use of estimates:*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of fair value of financial instruments, the fair value of goodwill and the useful lives of long-lived assets as well as determination of impairment thereon, and recoverability of future income tax assets. Actual results could differ from those estimates.

(m) *Financial instruments:*

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(i) *Fair values:*

The carrying values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate fair values because of the near-term nature of these instruments.

The carrying values of interest-bearing amounts, including long-term debt, approximate fair values since the interest rates are based on market rates of interest for similar debt securities.

Other financial instruments held or issued by the Company include other current and long-term receivables. The Company does not have plans to sell these financial instruments to third parties and will realize or settle them in the ordinary course of business. No quoted market prices exist for these instruments because they are not traded in an active and liquid market. Accordingly, the fair values of these amounts are not readily determinable.

*(ii) Credit risk:*

Credit risk arises from the potential default of a customer in meeting its financial obligations to the Company. The Company has credit evaluation, approval and monitoring processes, including credit insurance, intended to mitigate potential credit risk.

Credit risk exists in the Company's interest rate swap agreement in the event of non-performance by the counterparty; however, this risk is minimized as each contract is with a major financial institution and represents an exchange between the same parties, allowing for an offset in the event of non-performance.

*(iii) Financial instruments:*

The Company utilizes certain financial instruments, principally interest rate swap contracts and forward exchange contracts. Interest rate swap contracts are used to reduce the impact of fluctuating interest rates on the Company's long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Payments and receipts under interest rate swap contracts are recognized as adjustments to interest expense on long-term debt. Forward foreign exchange contracts are used to hedge anticipated sales and purchases in foreign currencies. Gains and losses on forward foreign exchange contracts are recognized in revenues and expenses in the same period as the foreign currency revenues and expenses to which they relate. At year-end, the unrealized gain or loss associated with these financial instruments has not been reflected in the consolidated financial statements. The Company's policy is not to utilize financial instruments for trading or speculative purposes. In the event that a hedged item is sold or cancelled prior to the termination of the related hedging item, any unrealized gain or loss on the hedging item is immediately recognized in income. In the event that a hedging item is sold or cancelled, any unrealized gain or loss on the hedging item is deferred and amortized over the original contractual life of the hedging item.

The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on transactions being hedged. The Company does not require collateral or other security to support financial instruments with credit risk. At December 31, 2002, unrealized gains totalled $1,501 (2001 – $nil) and unrealized losses totalled $489 (2001 - $2,190). At year end, the Company had forward contracts in place to sell UK pound sterling in the amount of £4,800 in exchange for U.S. dollars over a period of 12 months at an average exchange rate of $1.5271; £2,400 in exchange for Canadian dollars over a period of 12 months at an average exchange rate of $2.437; and £9,600 in exchange for euros over a period of 6 months at an average exchange rate of €1.5503. In addition, the Company had forward contracts in place to sell U.S. dollars in exchange for Canadian dollars in the amount of U.S. $72,414 over a period of 16 months at an average exchange rate of $1.5765.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)*

**1. Significant accounting policies: (continued)**

(n) *Stock-based compensation:*
Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using a fair value based method. The Company had no such instruments issued or outstanding during the year.

The Company accounts for stock options that are settled by the issuance of common shares as capital transactions and no compensation cost is recorded. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards granted after January 1, 2002 under the fair value method. Proforma compensation cost under the fair value method is amortized over the vesting period.

(o) *Revenue recognition:*
The Company recognizes revenue when the earnings process is complete, which occurs upon title transfer.

(p) *Recently issued accounting standards:*
In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships ("AcG 13"). AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for fiscal years beginning on or after July 1, 2003. By January 1, 2004, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company intends that all current hedging relationships will be documented in order to meet the new hedging criteria.

In February 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees ("AcG 14"). AcG 14 requires that a guarantor disclose significant information about certain types of guarantees. Disclosures include the nature of the guarantee, the approximate term of the guarantee, how the guarantee arose, the events or circumstances that would require the guarantor to perform under the guarantee, the maximum potential future payments under the guarantee, the carrying amount of the related liability, and information about recourse or collateral. The Company does not anticipate that this new guideline will have a significant impact on its accounting or disclosure.

## 2. Acquisitions:

The following is a summary of acquisitions in 2002 and 2001:

| | 2002 | 2001 |
|---|---|---|
| Current assets, less cash of $677 (2001 - $2,129) | $ 8,894 | $ 55,466 |
| Property, plant and equipment | 53,274 | 302,360 |
| Other assets | 479 | 5,084 |
| Current assets held for sale | – | 94,305 |
| Long-term assets held for sale | – | 23,237 |
| Goodwill | 2,683 | 78,322 |
| Current liabilities assumed | (3,706) | (82,750) |
| Long-term debt assumed | (25,040) | – |
| Future income taxes | 8,581 | (44,912) |
| | 45,165 | 431,112 |
| Non-controlling interest | 8,681 | (3,777) |
| Cost of original equity investment | (27,995) | – |
| | $ 25,851 | $427,335 |
| Consideration: | | |
| Cash | $ 15,991 | $313,874 |
| Common shares | 9,060 | – |
| Note payable | 800 | – |
| Subordinated long-term debt (note 7(b)) | – | 113,461 |
| | $ 25,851 | $427,335 |

During 2002, the Company purchased the remaining interest in four less than wholly owned companies and acquired the shares of one company. Consideration for these acquisitions was paid in a combination of cash, common shares of the Company and a note payable. Companies previously accounted for on the equity basis were consolidated following the date of the acquisition of the remaining interest.

The note payable issued as consideration bears interest at prime and is due July 31, 2003.

On August 31, 2001, the Company purchased the shares and certain assets of the Masonite Corporation ("Masonite") business, a manufacturer of composite wood products, from International Paper Company for an aggregate purchase price of $427,335. The operating results of the Masonite acquisition have been included in the Company's consolidated financial statements since September 1, 2001.

As part of negotiating the acquisition, the Company reached an agreement with the Department of Justice in the United States to divest of the Masonite Towanda facility ("Towanda") located in Towanda, Pennsylvania, which manufactures composite wood products. The Towanda location was carried as an asset held for sale until the divestiture in March 2002. The estimated realizable value of the assets and the net earnings attributable to Towanda were recorded as part of the Masonite purchase.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)*

### 2. Acquisitions: (continued)

In 2002, items previously classified as assets held for sale totalling $22,948, were reclassified to property, plant and equipment at their carrying value net of related depreciation. One facility will be retained and the company intends to invest capital to use it. The Company is continuing to pursue a strategy to sell one other facility but is uncertain as to the closing date.

The total goodwill of $2,683, (2001 - 78,322), is related to the North American segment and is not expected to be deductible for income tax purposes. None of this goodwill was amortized.

### 3. Inventories:

| | 2002 | 2001 |
|---|---|---|
| Raw materials | $176,940 | $ 153,159 |
| Finished goods | 116,938 | 103,530 |
| | $293,878 | $ 256,689 |

### 4. Property, plant and equipment:

| 2002 | Cost | Accumulated Depreciation | Net Book Value |
|---|---|---|---|
| Land | $ 46,200 | $ – | $ 46,200 |
| Buildings | 202,455 | 28,777 | 173,678 |
| Machinery and equipment | 633,027 | 141,304 | 491,723 |
| | $ 881,682 | $ 170,081 | $ 711,601 |

| 2001 | Cost | Accumulated Depreciation | Net Book Value |
|---|---|---|---|
| Land | $ 34,433 | $ – | $ 34,433 |
| Buildings | 177,921 | 20,971 | 156,950 |
| Machinery and equipment | 531,241 | 108,408 | 422,833 |
| | $ 743,595 | $ 129,379 | $ 614,216 |

### 5. Other assets:

| | 2002 | 2001 |
|---|---|---|
| Deferred charges, less accumulated amortization of $702 (2001 - $3,368) | $ 9,822 | $ 21,097 |
| Equity investments | 13,551 | 27,462 |
| Long-term receivables | 9,942 | 4,876 |
| Deferred pension asset (note 9(a)) | 3,254 | 3,143 |
| Assets held for sale (note 2) | – | 23,237 |
| | $ 36,569 | $ 79,815 |

The long-term receivable includes loans of $nil (2001 - $1,376) to six senior executives to enable them to purchase stock of the Company. These loans were repaid in February 2003 and are included in accounts receivable at December 2002. Long-term receivables also includes $7,442 receivable over the next five years pursuant to a royalty agreement and a $2,500 non-interest bearing receivable due in 2005.

During 2002, the Company made an equity investment in a door component manufacturing entity for consideration of $9,600.

**6. Bank indebtedness:**

| | 2002 | 2001 |
|---|---|---|
| Bank indebtedness | $ 3,830 | $ 5,377 |
| Long-term revolving bank loan (note 7(a)) | – | 100,000 |
| | $ 3,830 | $ 105,377 |

Certain of the Company's subsidiaries have credit facilities with local lenders. These facilities are secured by a fixed and floating charge over the assets of the respective subsidiaries and are non-recourse to the parent company. The Bank term loan was repaid in March 2002.

**7. Long-term debt:**

*(a) Long-term debt:*

| | 2002 | 2001 |
|---|---|---|
| Bank term loan, bearing interest at LIBOR plus 2.5% (2001 - 3.0%), due August 31, 2006 | $ 68,798 | $ 135,000 |
| Bank term loan, bearing interest at LIBOR plus 2.75% (2001 - 3.5%), due August 31, 2008 | 435,156 | 349,125 |
| $100 million long-term revolving bank loan, bearing interest at LIBOR plus 2.5% (2001 - 3.0%) | – | – |
| Bank term loan, bearing interest at LIBOR plus 3.5%, due June 28, 2007 | 25,000 | – |
| Other loans, at various interest rates and maturities | 4,628 | 5,755 |
| | 533,582 | 489,880 |
| Less current portion | 35,582 | 16,177 |
| | $498,000 | $ 473,703 |

The aggregate amount of principal repayments required in each of the next five years is as follows:

| | |
|---|---|
| 2003 | $ 35,582 |
| 2004 | 35,536 |
| 2005 | 29,283 |
| 2006 | 10,141 |
| 2007 | 114,444 |

Interest on long-term debt for the year ended December 31, 2002 was $34,553 (2001 - $21,293).

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)*

7. Long-term debt: (continued)

The Company has entered into interest rate swap agreements to convert floating rate debt into fixed rate debt. At December 31, 2002, a total of $318,750 (2001 - $250,000) of floating rate debt has been converted into fixed rate debt at a weighted average interest rate of 7.5% (2001 – 8.71%). These agreements mature at various dates through 2006. At December 31, 2002, these agreements had a fair value of $293,959.

In July of 2002, the Company undertook a refinancing of its existing bank facilities. The Company entered into an amended and restated credit agreement that constituted a settlement of the previous bank facilities. As a result, the company wrote off financing costs of $17,566.

At the closing of the amended and restated bank agreement, $650,000 was available to be drawn through a combination of term facilities having varying maturity dates and interest rates. The maximum to be drawn under the long-term revolving bank term loan tranche totals $100,000. The loan carries an interest rate of LIBOR plus 2.50% and is due August 2006. The maximum to be drawn under the amended and restated bank term loans was $550,000. Additional repayment of bank term loans may be required depending on the generation of excess cash flow as defined in the credit agreement. The new bank facilities are secured by fixed and floating charges over substantially all of the Company's assets.

The Company used the proceeds from the refinancing to repay existing indebtedness including the Subordinated long-term debt. On the date of settlement, the Subordinated-long term debt had a carrying amount of $125,556, was retired for $105,000 and resulted in a gain on settlement of $20,556.

In conjunction with the purchase of Masonite in 2001, the Company undertook a refinancing of the senior notes and existing revolving credit facility. The senior notes were repaid in October 2001 utilizing term facility borrowings. As the senior notes and revolving credit facility were settled prior to their maturity dates, the Company incurred debt extinguishment costs totalling $17,370.

*(b) Subordinated long-term debt:*
The subordinated long-term debt arose on the purchase of Masonite. The debt carried interest at an annual rate of 11.25%. The subordinated long term debt was repaid from the proceeds of the amended and restated credit facility as described above.

8. Share capital:

| | 2002 | 2001 |
|---|---|---|
| Authorized: | | |
| Unlimited first preference shares, issuable in series and non-voting with rights, privileges and restrictions to be fixed by the directors | | |
| Unlimited common shares | | |
| Issued: | | |
| 53,409,349 common shares (2001 - 51,251,978) | $257,325 | $236,262 |

**8. Share capital: (continued)**

The Company provides a stock option plan to allow management and key employees to purchase shares of the Company. At December 31, 2002, options to purchase 3,657,200 common shares (2001 - 4,310,500) at an average option price of $9.30 (2001 - $7.87) per share were outstanding. The term of each option is 10 years and the vesting period is three years. The exercise price for options is the closing share price of the Company on The Toronto Stock Exchange on the day prior to the grant date. The options have expiry dates through 2012. The number of options exercisable at December 31, 2002 was 3,233,425 (2001 - 4,115,433) at an average price of $8.67 (2001 - $7.87). During the year, 632,500 options (2001 - 200,000) were granted at an average exercise price of $14.11 (2001 - $8.37) per share and 77,000 (2001 – 13,000) options were forfeited at an average exercise price of $9.09 (2001 - $10.15). A total of 1,208,800 common shares (2001 - 148,500) were exercised under the option plan at an average price of $6.96 (2001 - $3.66) per share for proceeds of $8,412 (2001 - $543). Compensation expense related to stock options for 2002 was $nil (2001 - $nil).

Warrants for 200,000 common shares with a price of $8.35 per share were exercised during the year (2001-nil) for proceeds of $1,670. There were nil (2001 – 200,000) warrants outstanding at December 31, 2002.

Information with respect to outstanding options is as follows:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise price | Number outstanding | Average remaining contractural life (years) | Weighted average exercise price | Number exercisable | Weighted average exercise price |
| $5.26-$ 7.25 | 1,037,700 | 2.06 | $ 6.53 | 1,037,700 | $ 6.53 |
| 8.03- 10.49 | 1,987,000 | 4.25 | 9.21 | 1,987,000 | 9.21 |
| 14.11 | 632,500 | 9.14 | 14.11 | 208,725 | 14.11 |
| | 3,657,200 | | | 3,233,425 | |

During 2002, the Company issued 623,571 common shares with an ascribed value of $9,060 in connection with the acquisitions described in note 2. An additional 125,000 shares with an ascribed value of $1,921 were issued in connection with a previous acquisition, which has been included in goodwill.

During 2001, the Company issued 7,150,000 common shares for net proceeds of $63,157, including future income taxes of $1,215.

During 2002, the Company granted 632,500 options that call for settlement by the issuance of common shares. The weighted-average grant date fair value of the options issued was $6.42. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value based method of accounting for stock-based compensation, the Company's net income for the year would have been reduced by approximately $1,700 to $87,843, or $0.03 per share to $1.67 basic and $1.62 diluted. The weighted average grant date fair value of these options has been estimated using the Black Scholes model for pricing options assuming weighted average expected dividend yields of 0.0% annually, weighted average risk free interest rate of 5.3%, weighted average expected common stock price volatility of 32% and a weighted average expected option life of 7 years.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)*

### 8. Share capital (continued)

The Board of Directors (the "Board") of the Company has adopted a shareholder rights plan (the "Plan") to encourage fair treatment of all the Company's shareholders in the event of a takeover bid. The Plan results in one Share Right being issued for each outstanding common share. Under specific circumstances relating to a takeover bid, each Share Right entitles the holder thereof (other than the person making the takeover bid) to acquire common shares for each outstanding Share Right exercisable at a price below market value. If unused, the Share Rights expire at the conclusion of the Company's 2003 annual shareholder meeting.

### 9. Employee benefit plans:

*(a) Pension benefits*

Certain of the Company's subsidiaries maintain defined benefit pension plans for specific employees. Information about the Company's defined benefit plans is as follows:

| | 2002 | 2001 |
|---|---|---|
| Fair value of plan assets, beginning of year | $ 48,780 | $ – |
| Fair value of plan assets acquired on acquisition | – | 47,668 |
| Actual return on plan assets | 8,383 | 1,112 |
| Fair value of plan assets, end of year | $ 57,163 | $ 48,780 |
| Accrued benefit obligation, beginning of year | $ 45,637 | $ – |
| Accrued benefit obligation, arising at date of acquisition | | 43,946 |
| Current service cost | 1,623 | 630 |
| Interest cost | 3,528 | 1,061 |
| Actuarial loss | 2,781 | – |
| Plan amendments | 1,777 | – |
| Curtailments | (4,832) | – |
| Accrued benefit obligation, end of year | $ 50,514 | $ 45,637 |

| | 2002 | 2001 |
|---|---|---|
| Plan funded status: | | |
| Surplus, end of year | $ 6,649 | $ 3,143 |
| Unrecognized prior service cost | 1,193 | – |
| Unrecognized net (gain) | (4,588) | – |
| Pension asset, end of year | $ 3,254 | $ 3,143 |

| | 2002 | 2001 |
|---|---|---|
| Pension expense: | | |
| Current service cost | $ 1,623 | $ 630 |
| Interest cost | 3,528 | 1,061 |
| Expected return on plan assets | (3,655) | (1,112) |
| Net amortization of prior service cost and curtailments | (1,616) | – |
| Net pension expense | $ (120) | $ 579 |

9. Employee benefit plans: (continued)

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows (weighted average assumptions as at December 31):

| | 2002 | 2001 |
|---|---|---|
| Discount rate | 6.75% | 7.25% |
| Expected long-term rate of return on plan assets | 7.00% | 7.00% |
| Rate of compensation increase | 4.50% | 4.50% |

*(b) Post-retirement benefits*

Certain of the Company's subsidiaries maintain defined post-retirement benefit plans for specific employees. Information about the Company's post-retirement benefit plans is as follows:

| | 2002 | 2001 |
|---|---|---|
| Accrued benefit obligation, beginning of year | $ 3,476 | $ – |
| Accrued benefit obligation, arising at date of acquisition | – | 3,270 |
| Current service cost | 429 | 127 |
| Interest cost | 283 | 79 |
| Actuarial loss | 907 | – |
| Accrued benefit obligations, end of year | $ 5,095 | $ 3,476 |
| Plan funded status: | | |
| Deficit, end of year | $ (5,095) | $(3,476) |
| Unrecognized net loss | 904 | – |
| Accrued benefit liability, end of year | $ (4,191) | $(3,476) |

Accrued benefit liabilities are included in accounts payable and accrued liabilities.

| | 2002 | 2001 |
|---|---|---|
| Other future employee benefits expense: | | |
| Current service cost | $ 429 | $ 126 |
| Interest cost | 283 | 79 |
| Amortization of net loss | 2 | – |
| Other future employee benefits expense | $ 714 | $ 205 |

The discount rate used in measuring the Company's accrued benefit obligation is 6.75% (2001 – 7.25%). A 5.25% annual rate of increase in the per capita cost of covered health care was assumed for 2002. The rate was assumed to decrease over a one year period to an ultimate annual rate of 5.00%.

## Notes to Consolidated Financial Statements (continued)

*Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)*

**10. Cumulative translation adjustments:**

This account represents the cumulative unrealized foreign currency translation gain (loss) on the Company's net investment in self-sustaining foreign operations. Changes during the year are as follows:

| | 2002 | 2001 |
|---|---|---|
| Balance, beginning of year | $ (37,351) | $ (19,585) |
| Unrealized gain (loss) on translation of net investments | 36,613 | (17,766) |
| Balance, end of year | $ (738) | $ (37,351) |

**11. Commitments:**

Future minimum payments, by year, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2002:

| | |
|---|---|
| 2003 | $ 13,408 |
| 2004 | 9,385 |
| 2005 | 5,623 |
| 2006 | 3,610 |
| 2007 | 3,334 |
| Thereafter | 9,836 |
| | $ 45,196 |

**12. Contingencies:**

The Company is involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or liquidity.

**13. Income taxes:**

| | 2002 | 2001 |
|---|---|---|
| Current | $15,907 | $25,224 |
| Future | 12,044 | (12,291) |
| | $27,951 | $12,933 |

The effective rates of income taxes provided in the consolidated statements of income vary from the combined Canadian federal and provincial statutory income tax rates as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Amount | % of pre-tax income | Amount | % of pre-tax income |
| Income tax computed at statutory income tax rate | $47,186 | 37.7 | $24,066 | 41.7 |
| Reduction in rate of tax due to income earned in foreign jurisdictions | (14,899) | (11.9) | (8,755) | (15.1) |
| Reduction for manufacturing and processing | (715) | (0.6) | (2,402) | (4.2) |
| Change in valuation allowance | (974) | (0.8) | (644) | (1.1) |
| Gain (loss) on refinancing, net | (2,500) | (2.0) | 643 | 1.1 |
| Other | (147) | (0.1) | 25 | (0.0) |
| | $27,951 | 22.3 | $12,933 | 22.4 |

The tax effects of temporary differences that give rise to significant portions of the future tax liability are as presented below:

| | 2002 | 2001 |
|---|---|---|
| Future tax assets: | | |
| Loss carry forwards | $ 31,779 | $ 24,392 |
| Intangibles | 9,076 | 3,582 |
| Expenses not currently deductible for tax purposes | 31,526 | 19,695 |
| Other | – | 18 |
| | 72,381 | 47,687 |
| Valuation allowance | (6,957) | (7,904) |
| | 65,424 | 39,783 |
| Future tax liabilities: | | |
| Plant and equipment | (105,572) | (93,075) |
| Other | (18,714) | (1,575) |
| | (124,286) | (94,650) |
| Net future tax liability | $ (58,862) | $ (54,867) |

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)*

### 14. Supplemental cash flow information:

| | 2002 | 2001 |
|---|---|---|
| Interest paid | $ 33,342 | $ 27,752 |
| Income taxes paid | 14,215 | 20,068 |
| Income tax refunds | 5,300 | – |
| Common shares issued in connection with business combinations | 10,981 | – |
| Notes issued in connection with business combinations | 800 | 113,461 |

### 15. Earnings per share:

The computations for basic and diluted earnings per share are as follows:

| | 2002 | 2001 |
|---|---|---|
| Net income | $ 89,543 | $ 39,460 |
| Weighted average number of common shares outstanding: | | |
| Basic | 52,628,000 | 46,807,000 |
| Effect of share options and warrants | 1,694,000 | 261,000 |
| Diluted | 54,322,000 | 47,068,000 |
| Earnings per share: | | |
| Basic | $ 1.70 | $ 0.84 |
| Diluted | 1.65 | 0.84 |

In 2002, all share options to purchase common shares were included in the computation of diluted earnings per share because the exercise price was lower than the average market price of the common shares during the reporting year. In 2001, 2,780,000 share options and warrants at prices in excess of $7.18 per share were outstanding, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares for the reporting year.

16. Segmented information:

Substantially all of the Company's business activities are based in two geographic segments as follows:

| Geographic segment data | 2002 | 2001 |
|---|---|---|
| Sales: | | |
| North America | $ 1,357,508 | $ 1,200,491 |
| Europe | 262,008 | 221,111 |
| | $ 1,619,516 | $ 1,421,602 |
| Segment operating income: | | |
| North America | $ 165,435 | $ 116,510 |
| Europe | 27,788 | 14,709 |
| | $ 193,223 | $ 131,219 |
| Expenses: | | |
| General | 27,285 | 23,682 |
| Interest | 43,767 | 32,456 |
| Gain (loss) on refinancing, net | (2,990) | 17,370 |
| Income taxes | 27,951 | 12,933 |
| Non-controlling interest | 7,667 | 5,318 |
| | 103,680 | 91,759 |
| Net income | $ 89,543 | $ 39,460 |
| Identifiable assets: | | |
| North America | $ 1,098,889 | $1,111,841 |
| Europe | 293,158 | 262,402 |
| Corporate assets, including cash | 70,744 | 68,043 |
| | $ 1,462,791 | $1,442,286 |

The Company derives revenue from two major product lines, interior and exterior products as follows:

| Product line segment data | 2002 | 2001 |
|---|---|---|
| Sales: | | |
| Interior products | $ 1,074,826 | $ 921,875 |
| Exterior products | 544,690 | 499,727 |
| | $ 1,619,516 | $1,421,602 |

## Notes to Consolidated Financial Statements (continued)

*Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)*

### 16. Segmented information: (continued)

Included in sales in 2002 and 2001 are export sales from North America of $26,137 and $14,167, respectively, and from Europe of $1,439 and $503, respectively. Transfers between geographic regions and product lines are accounted for at the same prices as sales to customers outside the enterprise. Included in sales in 2002 and 2001 are sales from facilities in Canada to all external customers of $369,000 and $333,000, respectively. Included in sales in 2002 and 2001 are sales to one customer of $334,000 and $293,000, respectively. Depreciation and amortization in 2002 and 2001 in North America was $35,174 and $28,252, respectively, and in Europe was $9,681 and $7,151, respectively.

Capital assets employed in Canada, North America and Europe in 2002 were $73,983, $535,526 and $176,075, respectively, and in 2001 were $78,407, $455,279 and $158,937, respectively. Capital expenditures in North America and Europe in 2002 were $37,814 and $5,689, respectively, and in 2001 were $28,255 and $2,283, respectively. Equity investments in North America and Europe in 2002 were $13,551 and nil, respectively, and in 2001 were $27,462 and nil, respectively. Goodwill in Canada, North America and Europe in 2002 was $23,117, $119,292 and $4,709, respectively, and in 2001 was $18,972, $113,242 and $4,165, respectively.

### 17. Reconciliation of Canadian and United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which differs in certain respects from United States GAAP. Following is a summary of the effect of significant differences in GAAP on the Company's consolidated financial statements.

If United States GAAP were applied, net income for the year would be adjusted as follows:

| | 2002 | 2001 |
|---|---|---|
| Net income based on Canadian GAAP | $ 89,543 | $ 39,460 |
| Effect of SFAS 133, net of tax (i) | (13,835) | (1,104) |
| Effect of SFAS 109, net of tax (ii) | – | (737) |
| Net income based on United States GAAP | $ 75,708 | $ 37,619 |
| Earnings per share under United States GAAP | $ 1.44 | $ 0.80 |
| Diluted earnings per share under United States GAAP | 1.39 | 0.80 |

**17. Reconciliation of Canadian and United States generally accepted accounting principles: (continued)**

*(i) Effect of SFAS 133*

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Since the criteria is different under United States GAAP from Canadian GAAP, any change in fair value of these financial instruments is reported in income.

The Company has entered into interest rate swap agreements to convert a portion of its floating rate debt into fixed rate debt in accordance with the Company's risk management objective of mitigating the variability and uncertainty in its cash flows due to variable interest rates. At December 31, 2002, a total of $318,750 of floating rate debt was effectively hedged at a weighted average interest rate of 7.5%. These agreements mature at various dates through 2006. Under United States GAAP, such financial instruments are required to be marked-to-market regardless of the economic effectiveness of the hedging relationship.

*(ii) Effect of SFAS 109*

In fiscal 2000, the Company adopted the CICA recommendations pertaining to income taxes retroactively without restatement of the prior years resulting in differences on business combinations compared to SFAS 109, "Accounting for Income Taxes." The amortization of increased goodwill on acquisitions as a result of adopting SFAS 109 was $nil (2001 - $737).

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 145, which rescinded SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt". Under SFAS No. 145, gains and losses on extinguishment of debt are not extraordinary items. SFAS No.145 was adopted on a retroactive basis and as a result there is no longer a Canadian and United States GAAP difference as reported in fiscal 2001.

United States GAAP requires that depreciation and amortization be included in the determination of operating income and does not permit the disclosure of a subtotal of income before depreciation and amortization.

Comprehensive income under United States GAAP is as follows:

| | 2002 | 2001 |
|---|---|---|
| Net income based on United States GAAP | $ 75,708 | $ 37,619 |
| Foreign currency translation adjustment | 36,613 | (17,766) |
| Comprehensive income based on United States GAAP | $112,321 | $ 19,853 |

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

*Years ended December 31, 2002 and 2001. (In thousands of United States dollars, except per share amounts)*

**17. Reconciliation of Canadian and United States generally accepted accounting principles: (continued)**

*Consolidated balance sheets:*

As a result of the differences in the method of adoption of CICA recommendations and SFAS 109, at December 31, 2002, goodwill on acquisitions net of accumulated amortization and retained earnings would have increased by $9,651 (2001 - $9,651).

In addition, the $nil (2001 - $1,376) long-term receivable, representing loans to senior executives to enable them to purchase stock of the Company, would be shown as a deduction from shareholders' equity in 2001.

Recognition of the Company's financial instruments pursuant to SFAS 133 on the consolidated balance sheets would have increased current assets by $1,012 (2001 - $796), current liabilities by $380 (2001 – $2,189), long-term liabilities by $24,791 (2001 - $nil), non-controlling interest by $201 (2001 – ($289)) long-term future tax assets by $9,421 (2001 – $nil) and decreased retained earnings by $14,939 (2001 – $1,104).

*Consolidated statements of cash flows:*

United States GAAP does not permit the disclosure of a subtotal for cash provided by operating activities before the effect of changes in working capital.

*Recently issued accounting standards:*

In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS No. 143 is effective for the Company's fiscal year commencing January 1, 2003. The Company expects the adoption of this standard will have no significant impact on its financial position, results of operations or cash flows.

In July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires the recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Current standards require only a commitment to an exit or disposal plan in order to recognize the majority of the costs. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company expects the adoption of this standard will have no significant impact on its financial position, results of operations, or cash flows.

In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for the Company's year ended December 31, 2002. Effective for 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The Company expects that there will be no significant impact from the measurement requirements of FIN 45.

| | |
|---|---|
| 17. Reconciliation of Canadian and United States generally accepted accounting principles: (continued) | During the year, the FASB issued a final interpretation on the consolidation of Variable Interest Entities (VIEs), including special purpose entities. A Canadian standard on this topic will likely be finalized later in 2003 and is expected to be consistent with the United States interpretation. An entity is considered a VIE that is subject to consolidation under the interpretation's consolidation model if its total equity at risk is insufficient to permit the entity to finance its activities without additional subordinated financial support from others and/or if the equity investors lack any one of three essential characteristics of a controlling financial interest. The interpretation provides several scope exclusions. The interpretation requires the consolidation of VIEs by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses or residual returns, or both. The impact of these changes on the Company is not expected to be significant. |
| 18. Comparative figures: | Certain 2001 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2002. |

## Management's Report on Financial Statements

The accompanying consolidated financial statements of Masonite International Corporation are the responsibility of management and have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements and information in the MD&A include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration of materiality. Other financial information in the annual report is consistent with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures have been designed to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to ensure that financial information is relevant and reliable. The Company's independent auditors, KPMG LLP have audited and reported on the Company's consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors is composed of unrelated directors and meets periodically with the independent auditors and management representatives to review the consolidated quarterly and annual financial statements, discuss internal accounting control, the nature, extent and results of KPMG LLP's audits and other financial reporting matters. The independent auditors have unrestricted access to the Audit Committee. The Audit Committee reports its findings and makes recommendations to the Board of Directors and is responsible for re-appointing the independent auditors. The Board of Directors has approved these financial statements



*Philip S. Orsino*
*President and Chief Executive Officer*



*Robert V. Tubbesing*
*Vice President and Chief Financial Officer*

February 13, 2003

## AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Masonite International Corporation as at December 31, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

KPMG LLP
Chartered Accountants

Toronto, Canada
February 13, 2003

## CORPORATE DIRECTORY

### DIRECTORS

Howard L. Beck, Q.C.[1] [2] [3]
*Corporate Director*

John J. Berton[1]
*President*
Starlaw Holdings Limited

John M. Cassaday[1]
*President and Chief Executive Officer*
Corus Entertainment Inc.

Peter A. Crossgrove[2] [3]
*Corporate Director*
*Chairman of the Board*
Masonite International Corporation

Fredrik S. Eaton, O.C., O.Ont.[3]
*Chairman*
White Raven Capital Corp.

Alan R. McFarland[2]
*Managing Member*
McFarland Dewey & Co., LLC

Philip S. Orsino
*President and Chief Executive Officer*
Masonite International Corporation

Joseph L. Rotman[1]
*Chairman and CEO*
Roy-L Capital Corporation

Saul M. Spears[3]
*Corporate Director*

### CORPORATE OFFICERS

Philip S. Orsino
*President and Chief Executive Officer*

Robert V. Tubbesing
*Vice President and Chief Financial Officer*

Harley Ulster
*Executive Vice President General Counsel and Corporate Secretary*

Lawrence P. Repar
*Executive Vice President and Managing Director Sales and Marketing*

James U. Morrison
*Executive Vice President*

Leo E. Serio
*Vice President, Sourcing and Procurement*

Wilfred A. Curtis
*Vice President, Risk Management*

Paul A. Bernards
*Vice President and Corporate Controller*

Christopher A. Virostek
*Controller, Financial Reporting*

Brenda L. Brogden
*Director, Administration*

### AUDITORS

KPMG LLP

### BANKERS

SunTrust Bank
BMO Financial Group
Scotiabank

### LEGAL COUNSEL

Davies, Ward, Phillips & Vineberg LLP
Holland & Knight LLP

### STOCK LISTING

The Toronto Stock Exchange (MHM)
New York Stock Exchange (MHM)

### TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada Inc.
Computershare Trust Company, Inc.

### CORPORATE OFFICES

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

1 North Dale Mabry
9th Floor
Tampa, Florida
33609

### COMMITTEES

[1] Member of the audit committee

[2] Member of the human resource and compensation committee

[3] Member of the nominating and corporate governance committee

Masonite believes it is important to support the communities in which it operates. Listed below are some of the organizations the Company supports through the Masonite Foundation and locally through its individual facilities worldwide:

Adopt a School
Alzheimer Society
American Cancer Society
American Diabetes Association
American Heart Association
Association for Excellence in Education
Bhanoyi Secondary School
B.C. Children's Hospital Foundation
Boy Scouts of America
Carrick on Shannon North West Hospice Support Group
CD Howe Institute
Cancer Research UK
Central DuPage Hospital
Centre for Women
Charities of Monterrey
Children's Anticancer Alliance
City of Children, Monterrey
City of Hope
Create Africa South Trust
Cystic Fibrosis Trust
Domestic Abuse Family Shelter
Edilini Primary School
Education Edge
Enhlanganisweni Primary School
Epilepsy Toronto
Forderville Primary School
Fundulwazi Primary School
Girl Scouts of America
Girls and Boys Club of America
Habitat for Humanity
Haleyville Public School System
John Glenn School System
Junior Achievement
Kids with Cancer Society
La Fondation du Carrefour santé du Granit
Leitrim Rehab Foundation
Leukemia and Lymphoma Society
Literacy Volunteers of America
Make a Wish Foundation
March of Dimes
Marionjoy Rehabilitation Hospital and Clinics
McMaster Hospital
Mississippi Association for the Deaf
M L Sultan School
Montignac School Foundation
Monterrey Green Cross
Mount Sinai Hospital
Multiple Sclerosis Society
Muscular Dystrophy Association
New Dawn Institute
North West Hospice
Ntabakunuka Primary School
Pine Tree Society for Handicapped Children and Adults
Princess Margaret Hospital Foundation
Red Cross
Roscommon Mayo Hospice
Special Olympics
St. Jude's Children's Hospital
St. Patrick's Hospital Patient Comfort Fund
Sunshine Coaches
The Credit Valley Hospital Foundation
Toronto General and Western Hospital Foundation
Toys for Tots
United Cerebral Palsy Association of South Africa
United Way
University of Toronto


**Masonite International Corporation**

1600 Britannia Road East
Mississauga, ON
Canada
L4W 1J2
(905) 670-6500

1 North Dale Mabry
9th Floor
Tampa, FL
U.S.A.
33609
(813) 877-2726

www.masonite.com



*Printed in Canada on recycled paper*




Masonite®

Masonite International Corporation